The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS
ZBN-41M19475-14-N2	11/12/15	11/01/15	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO The Gabelli Asset Fund

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 - Ed. 7/04

MEL3277 - Ed. 5/05

It is agreed that:

Item 1. Name of Insured as stated in the Declarations of the attached Bond is amended to include the following:

Bancroft Fund Ltd

Ellsworth Fund Ltd

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Companies, Inc.

AMENDED AND RESTATED

JOINT INSURED AGREEMENT

AGREEMENT dated December 1, 1999, as most recently amended as of November 19, 2013, July 11, 2014, April 23, 2015, and November 18, 2015 among the registered investment companies advised by Gabelli Funds, LLC and Teton Advisors, Inc. (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).

WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

Now, THEREFORE, the Funds do hereby agree as follows:

1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Treasurer, The Gabelli Asset Fund

Treasurer, Gabelli Capital Series Funds, Inc.

Treasurer, Comstock Funds, Inc.

Treasurer, The Gabelli Convertible and Income Securities Fund Inc.

Treasurer, The Gabelli Dividend Growth Fund

Treasurer, The Gabelli Dividend & Income Trust

Treasurer, Gabelli Equity Series Funds, Inc.

Treasurer, The Gabelli Equity Trust Inc.

Treasurer, The GDL Fund

Treasurer, GAMCO Global Gold, Natural Resources & Income Trust

Treasurer, The Gabelli Multimedia Trust Inc.

Treasurer, GAMCO Global Series Funds, Inc.

Treasurer, The Gabelli Global Utility & Income Trust

Treasurer, Gabelli Gold Fund, Inc.

Treasurer, The GAMCO Growth Fund

Treasurer, GAMCO International Growth Fund, Inc.

Treasurer, Gabelli Investor Funds, Inc.

Treasurer, The GAMCO Mathers Fund

Treasurer, The Gabelli Money Market Funds

Treasurer, GAMCO Natural Resources, Gold & Income Trust

Treasurer, Gabelli SRI Fund, Inc.

Treasurer, The Gabelli Utilities Fund

Treasurer, The Gabelli Utility Trust

Treasurer, The Gabelli Value 25 Fund Inc.

Treasurer, The TETON Westwood Funds

Treasurer, Gabelli 787 Fund, Inc.

Treasurer, the DIVIDEND Fund inc. by Gabelli

Treasurer, The Gabelli Global Small and Mid Cap Value Trust

Treasurer, The Gabelli Healthcare & Wellness(Rx) Trust

Treasurer, The Gabelli Go Anywhere Trust

Treasurer, Bancroft Fund Ltd.

Treasurer, Ellsworth Growth and Income Fund Ltd.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Schedule A

List of Registered Investment Companies

        The Gabelli Asset Fund

        The Gabelli Convertible and Income Securities Fund Inc.

        The Gabelli Dividend Growth Fund

        The Gabelli Dividend & Income Trust

        The Gabelli Equity Trust Inc.

        The GDL Fund

        GAMCO Global Gold, Natural Resources & Income Trust

        The Gabelli Multimedia Trust Inc.

        The Gabelli Global Utility & Income Trust

        Gabelli Gold Fund, Inc.

        The GAMCO Growth Fund

        The Gabelli Healthcare & Wellness(Rx) Trust

        GAMCO International Growth Fund, Inc.

        The GAMCO Mathers Fund

        GAMCO Natural Resources, Gold & Income Trust

        Gabelli SRI Fund, Inc.

        The Gabelli Utilities Fund

        The Gabelli Utility Trust

        The Gabelli Value 25 Fund Inc.

        the DIVIDEND Fund inc. by Gabelli

        The Gabelli Global Small and Mid Cap Value Trust

        The Gabelli Go Anywhere Trust

        Bancroft Fund Ltd.

        Ellsworth Growth and Income Fund Ltd

Gabelli Capital Series Funds, Inc.:
The Gabelli Capital Asset Fund

Comstock Funds, Inc.
Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:
The Gabelli Equity Income Fund The Gabelli Small Cap Growth Fund The Gabelli Focus Five Fund

GAMCO Global Series Funds, Inc.:
The GAMCO Global Telecommunications Fund The GAMCO Global Growth Fund The Gabelli Global Rising Income and Dividend Fund The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:
The Gabelli ABC Fund

The Gabelli Money Market Funds:
The Gabelli U.S. Treasury Money Market Fund

The TETON Westwood Funds:

        TETON Westwood Equity Fund

        TETON Westwood Intermediate Bond Fund

        TETON Westwood Balanced Fund

        TETON Westwood SmallCap Equity Fund

        TETON Westwood Income Fund

        TETON Westwood Mighty Mites Fund

        TETON Westwood Mid-Cap Equity Fund

Gabelli 787 Fund, Inc.
Gabelli Enterprise Mergers and Acquisitions Fund

November 18, 2015

Gabelli / GAMCO and TETON Funds

Rule 17g-1 Fidelity Bond Coverage

	Required by Rule 17g-1
	Gross Assets @ September 30, 2015	Required Minimum Coverage
Gabelli / GAMCO Funds:
EQUITY SERIES	$5,867,007,287	$2,500,000
THE GABELLI ASSET FUND	2,929,647,675	1,900,000
THE GABELLI DIVIDEND & INCOME TRUST	2,143,642,702	1,700,000
THE GABELLI UTILITIES FUND	2,081,328,369	1,700,000
GABELLI U.S. TREASURY MONEY MARKET FUND	1,697,282,500	1,500,000
GABELLI EQUITY TRUST	1,587,159,458	1,500,000
THE GABELLI ABC FUND	1,481,332,414	1,250,000
GAMCO GLOBAL GOLD NATURAL RESOURCES & INCOME TRUST	728,242,815	900,000
THE GABELLI VALUE 25 FUND	551,795,054	900,000
THE GAMCO GROWTH FUND	497,887,368	750,000
GDL FUND	410,216,736	750,000
GABELLI HEALTHCARE & WELLNESS TRUST	287,977,636	750,000
THE GABELLI UTILITY TRUST	273,347,031	750,000
THE GABELLI MULTIMEDIA TRUST	240,223,000	600,000
GLOBAL SERIES	237,256,681	600,000
GABELLI ENTERPRISE MERGERS & ACQUISITIONS FUND	196,821,440	600,000
GABELLI GOLD FUND	144,459,267	525,000
GAMCO NATURAL RESOURCES GOLD & INCOME TRUST	141,147,841	525,000
GABELLI GLOBAL UTILITY & INCOME TRUST	133,339,038	525,000
GABELLI CAPITAL ASSET FUND	102,994,289	525,000
THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND	101,225,506	525,000
GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST	98,487,232	450,000
THE GABELLI SRI FUND	68,224,640	400,000
COMSTOCK CAPITAL VALUE FUND	47,009,617	350,000
THE GABELLI DIVIDEND GROWTH FUND	28,666,400	300,000
GAMCO INTERNATIONAL GROWTH FUND	27,573,409	300,000
GAMCO MATHERS FUND	15,594,984	225,000
Bancroft Fund	119,654,293	525,000
Ellsworth Growth & Income Fund	127,655,018	525,000
THE GABELLI GO ANYWHERE TRUST(c)	—	—
THE DIVIDEND FUND(d)	—	—
TETON Westwood Funds:	1,294,220,920	1,250,000

Grand Total	$23,661,420,618	$25,600,000

(c)	The Go Anywhere Trust was seeded on May 14, 2015; coverage for the minimum amount of $50,000 would be included upon commencement of operations.
(d)	Coverage for the minimum amount of $50,000 would be included upon commencement of operations.

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 17 and 18, 2015:

RESOLVED,	That the Board hereby approves the renewal of the Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, in the form submitted to the Board Members, effective December 7, 2015 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $29,175,000; and further

RESOLVED,	That the portion of the premium for the aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the continuance of the Amended and Restated Joint Insured Agreement among Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., the DIVIDEND FUND inc. by Gabelli, The Gabelli Dividend Growth Fund, The Gabelli Dividend & Income Trust, Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The GDL Fund, The Gabelli Global Small and Mid Cap Value Trust, GAMCO Global Gold, Natural Resources & Income Trust, GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income Trust, The Gabelli Gold Fund, Inc., The GAMCO Growth Fund, The Gabelli Healthcare & WellnessRx Trust, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Multimedia Trust Inc., GAMCO Natural Resources, Gold & Income Trust, Gabelli SRI Fund, Inc., The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value 25 Fund Inc.,

and The TETON Westwood Funds (“Amended and Restated Joint Insured Agreement”) as presented at this Meeting, is hereby approved; and further

RESOLVED,	That the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such Joint Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Joint Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

The undersigned hereby certifies that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of Bancroft Fund Ltd. and Ellsworth Growth and Income Fund Ltd. at meetings duly called and held on November 18, 2015:

RESOLVED,

that the Board has determined that the participation by the Fund and other funds, series or accounts managed by the Investment Adviser in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Fund; and further

RESOLVED,	that the agreement between the Fund and other funds, series or accounts managed by the Investment Adviser to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form included in the meeting materials, together with such changes and modifications as the officers of the Fund deem advisable; and further

RESOLVED,	that the Board, including a majority of the Independent Trustees, shall review such Joint Insured Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Fund, and whether or not the premiums to be paid by the Fund are fair and reasonable; and further

RESOLVED,	that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary or Assistant Secretary of the Fund is hereby designated as the officer of the Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

RESOLVED,	that the proper officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and further

RESOLVED,	that the Board hereby approves the renewal of the Fidelity Bond Coverage, included in the meeting materials, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the amount as the officers of the Fund may deem appropriate; and further

RESOLVED,	that the portion of the premium for the aforementioned joint insured bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	that the participation of the Fund as a party in the Joint Insured Agreement be, and it hereby is, approved; and further

RESOLVED,	that the Secretary or Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such fidelity bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond Coverage to the provisions of the 1940 Act.

IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 23rd day of November, 2015.

/s/ Andrea R. Mango
Andrea R. Mango Secretary

Gabelli 787 Fund, Inc.	The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Asset Fund	The Gabelli Dividend Growth Fund
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend & Income Trust
Comstock Funds, Inc.	The Gabelli Equity Trust Inc.
Gabelli Equity Series Funds, Inc.	The GDL Fund
GAMCO Global Series Funds, Inc.	GAMCO Global Gold, Natural Resources & Income Trust
Gabelli Gold Fund, Inc.	The Gabelli Multimedia Trust Inc.
The GAMCO Growth Fund	Gabelli Investor Funds, Inc.
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Utilities Fund
GAMCO International Growth Fund, Inc.	The Gabelli Utility Trust
The Gabelli Global Utility & Income Trust	The TETON Westwood Funds
The GAMCO Mathers Fund	GAMCO Natural Resources, Gold & Income Trust
The Gabelli Money Market Funds	The Gabelli Global Small and Mid Cap Value Trust
Gabelli SRI Fund, Inc.	The Gabelli Go Anywhere Trust
The Gabelli Value 25 Fund Inc.	Bancroft Fund Ltd.
The DIVIDEND Fund inc. by Gabelli	Ellsworth Growth and Income Fund Ltd.